Exhibit 99

22 September 2003

Royal & Sun Alliance Insurance Group plc (the "Company")

Shareholders approve Rights Issue

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA.

Following an Extraordinary General Meeting of the Company held at 2.30 p.m. on Monday 22 September 2003 at the offices of Ashurst Morris Crisp, Appold Street, London all resolutions proposed at the meeting in respect of the Rights Issue were approved. The results of the votes are available on the Company’s website www.royalsunalliance.com

Accordingly, Provisional Allotment Letters in respect of entitlements to new Ordinary Shares pursuant to the Rights Issue are to be posted today to Qualifying non-CREST Shareholders (other than certain Overseas Shareholders and US Persons). It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders (other than certain Overseas Shareholders and US Persons) with effect from 8.00 a.m. on 23 September 2003.

It is expected that admission of the new Ordinary Shares to the Official List of the UK Listing Authority, nil paid, will become effective and that nil paid dealings in the new Ordinary Shares will commence on the London Stock Exchange (for normal settlement) at 8.00 a.m. on 23 September 2003.

Definitions used in the Royal & Sun Alliance Insurance Group plc prospectus dated 4 September 2003 shall have the same meanings when used in this announcement, unless the context requires otherwise.

Enquiries
Analysts		Press

Malcolm Gilbert		Richard Emmott
+44 (0)20 7569 6138		+44 (0)20 7569 6023

Goldman Sachs	Merrill Lynch	Cazenove
Chris French	Matthew Greenburgh	David Mayhew
John Rafter	Rupert Hume-Kendall	Tim Wise
Matthew Westerman	Richard Slimmon	Conor Hillery
+44 (0)20 7774 1000	+44 (0)20 7996 1000	+44 (0)20 7588 2828

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, ORDINARY SHARES OR OTHER SECURITIES OF THE COMPANY IN THE UNITED STATES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS ISSUE HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO US PERSONS ABSENT AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES.